UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at December 15, 2004

ANOORAQ RESOURCES CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: December 15, 2004

* Print the name and title of the signing officer under his signature
------
Anooraq Resources Corporation
1020-800 W Pender St .
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.anooraqresources.com

DRILLING BY ANOORAQ-ANGLO PLATINUM JOINT VENTURE CONTINUES TO SUCCESSFULLY DELINEATE DRENTHE AND OVERYSEL NORTH DEPOSITS

December 15, 2004, Vancouver, BC - Anooraq Resources Corporation (TSX Venture: ARQ; AMEX: ANO) announces additional assay results from an on-going multi-rig core drilling program at the Drenthe and Overysel North platinum group metals ("PGM") and nickel deposits, located on the Northern Limb of the Bushveld Complex, 250 kilometres north of Johannesburg, South Africa. The program is being carried out under the Boikgantsho Platinum Mine Joint Venture agreement ("JV") between Anooraq (50%) and Anglo American Platinum Corporation Limited ("Anglo Platinum", 50%). The goal of the JV is to explore and develop large-scale, open pit PGM deposits.

The current program being completed is designed to advance the project to the pre-feasibility stage by the first part of 2005. Drilling has comprised step-out and infill holes on the Drenthe and Witrivier farms and step-out holes on the northern portion of the Overysel farm, which lies immediately to the south of the Drenthe farm. Drill holes are generally spaced at 100 metre intervals along lines 100 metres apart in the Drenthe and Overysel North deposits, however, drill spacing in some areas within the Drenthe deposit has been reduced to a 50 metre spacing along lines 100 metres apart. Drilling in 2004 has traced mineralization for over 6.0 kilometres, expanding the Drenthe deposit and outlining the Overysel North deposit. Based on drilling to September 2004, the total indicated resources in the two deposits are 176.6 million tonnes grading 1.35 g/t 3PGM and 0.13% nickel and, in addition, the total inferred resources are 104.1 million tonnes grading 1.23 g/t 3PGM and 0.14% nickel at a $20 gross metal value (GMV) per tonne (1) cut-off.

To December 8, 35,950 metres of NQ core in 182 holes (PR51 to PR231) have been drilled in the 2004 program. In 2004, samples have been analysed for platinum, palladium and gold ("3PGM"), nickel and copper. Results received for holes numbered PR 174 through PR210 are listed in the Table - Boikgantsho Joint Venture Assay Results (attached). Tabulated results for all 2004 holes, as well as a map showing hole locations are posted on Anooraq's website. Current highlights include hole PR-180 that intersected 18.0 metres grading 1.96 g/t 3PGM and 0.19% nickel from 292.0 -310.0 metres; hole PR-197 that intersected 62.8 metres grading 1.76 g/t 3PGM and 0.20% Ni from 15.6-83.0 metres; hole PR201 that intersected 22.1 metres grading 2.48 g/t 3PGM and 0.20% Ni from 65.9-88.0 metres and 44.7 metres grading 1.83 g/t 3PGM and 0.21% Ni from 112.3-157.0 metres and hole 210 that intersected 13.8 metres grading 1.98 g/t 3PGM and 0.13% Ni from 6.5-20.3 metres.

The 2004 drill program comprised two phases, and included the collection of geotechnical and engineering data as well as metallurgical testing of core samples. Preliminary metallurgical testing indicates that high PGM and base metal recoveries are achievable (initial rougher floatation test show recoveries of 89% palladium, 84% platinum and 83% nickel at a relatively coarse grind of 60% finer than 75 microns).  The program will be completed by mid December. Plans for 2005 are also being finalized that will involve drilling to (a) increase the confidence levels of the resources at Drenthe and Overysel North, (b) trace the Drenthe deposit further to the north, and (c) provide the detailed data for engineering studies and mine planning.

Rigorous QA/QC procedures, designed and supervised by qualified persons, are integrated into Anooraq's exploration programs. The procedure for the Drenthe drilling program is as follows: core samples are sent to Set

Point Laboratories in Mokopane, South Africa, for preparation (drying, crushing and pulverizing), then an 180 gram pulp from each sample is shipped to Acme Analytical Laboratories (an ISO 9001:2001 accredited laboratory) in Vancouver, British Columbia for analysis. Samples are analysed by Fire Assay (FA) fusion with an Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-ES) finish for Pt, Pd and Au, and Aqua Regia ICP-ES for 36 elements. A stringent quality assurance program is in place with standards, blanks and duplicate samples making up10% of the samples processed. For the 2004 program, a duplicate of one in every 20 samples is sent to Set Point Laboratories in Johannesburg, South Africa for checks of the Fire Assay analyses. QA/QC procedures identified an inconsistency in the nickel results for 63 drill holes in the range PR-051 to PR-114 and PR-151 to PR-154 related to a calibration error at Acme. These results, in the range of 0.1% to 0.5% Ni, have increased by approximately 11%. The tabulated information on the website has been revised.

Keith Roberts, M.Sc., Ph.D., P.Geo., is Anooraq's qualified person for the drilling program. Anooraq's qualified person supervising the metallurgical testing program is David Stone, Ph.D., P.Eng.

Anooraq is actively engaged in the advancement of major platinum group metals projects in the Bushveld Complex, the world's premier PGM environment. In addition to attractive land positions on the Northern and Western Limb of the Bushveld, the Company holds a 50% interest in the advanced stage Ga-Phasha PGM project on the Eastern Limb. Anooraq is the only Black Economic Empowerment ("BEE") company with a primary listing on a North American stock exchange. This combination of significant PGM assets, status as a BEE and direct access to financing opportunities on North American and European markets, positions Anooraq to become a leading PGM company.

For further details on Anooraq and its properties in South Africa, visit the Company's website at www.anooraqresources.com or contact Investor Services at (604) 684-6365 or within North America call 1-800-667-2114.

[1] The resource estimate was completed by independent qualified person D. van der Heever, Pr.Sci.Nat. GMV is sum of Pt, Pd, Au, Cu and Ni grades times requisite metal prices. Metal prices used are Pt - US$650/oz; Pd - US$250/oz; Au - US$375/oz; Ni - US$4/lb; Cu - US$1/lb .

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

The TSX Venture Exchange or the American Stock Exchange have neither approved nor disapproved of the contents of this press release.

Cautionary Note Concerning Estimates of Indicated and Inferred Resources.

This news release also uses the terms "indicated resources" and "inferred resources". Anooraq advises U.S. investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

BOIKGANTSHO ASSAY TABLE

Hole Number		From (metres)	To (metres)	Interval (metres)	Interval (feet)	PGM[1] (g/tonne)	Nickel (%)	Copper (%)	Pt g/tonne	Pd g/tonne	Au g/tonne	IMV[2] $US/Tonne
PR-174		51.01	56.50	5.49	18.0	2.09	0.23	0.17	1.01	0.97	0.10	56.39
PR-174		75.00	106.74	31.74	104.1	1.33	0.28	0.21	0.53	0.64	0.16	49.65
PR-174		200.00	244.00	44.00	144.4	1.41	0.16	0.09	0.57	0.75	0.10	36.06
PR-175		34.00	45.00	11.00	36.1	1.25	0.23	0.17	0.46	0.64	0.15	42.01
PR-175		51.00	53.34	2.34	7.7	1.71	0.22	0.17	0.73	0.83	0.15	48.25
PR-175		72.00	78.30	6.30	20.7	1.07	0.20	0.13	0.44	0.50	0.13	37.26
PR-175		113.00	118.87	5.87	19.3	1.15	0.19	0.10	0.44	0.63	0.08	35.47
PR-175		123.00	131.00	8.00	26.2	1.09	0.16	0.09	0.43	0.56	0.10	32.06
PR-175		292.00	299.00	7.00	23.0	1.34	0.16	0.10	0.46	0.80	0.09	34.60
PR-175		312.00	315.00	3.00	9.8	1.20	0.17	0.11	0.40	0.70	0.09	33.80
PR-176		113.50	162.08	48.58	159.4	0.99	0.21	0.12	0.45	0.47	0.08	36.98
PR-177		27.72	32.50	4.78	15.7	1.83	0.19	0.10	0.76	0.92	0.15	46.02
PR-177		54.15	65.00	10.85	35.6	1.49	0.18	0.12	0.57	0.81	0.11	40.00
PR-178		1.12	9.00	7.88	25.9	1.13	0.20	0.15	0.64	0.35	0.14	40.74
PR-178		14.00	17.71	3.71	12.2	1.42	0.18	0.12	0.57	0.74	0.11	39.08
PR-178		130.62	146.00	15.38	50.5	1.70	0.24	0.16	0.54	1.05	0.10	47.52
PR-178		182.00	196.00	14.00	45.9	1.35	0.18	0.11	0.55	0.69	0.11	37.80
PR-178		213.00	216.00	3.00	9.8	1.34	0.16	0.11	0.54	0.69	0.11	35.57
PR-179		72.20	86.00	13.80	45.3	1.67	0.29	0.18	0.84	0.69	0.14	56.79
PR-179		203.00	246.00	43.00	141.1	1.25	0.17	0.11	0.50	0.65	0.09	35.48
PR-179		252.00	255.81	3.81	12.5	1.33	0.14	0.09	0.55	0.68	0.09	33.18
PR-179		259.57	262.00	2.43	8.0	1.32	0.14	0.09	0.54	0.69	0.10	32.88
PR-180		211.00	219.00	8.00	26.2	1.29	0.17	0.08	0.71	0.50	0.09	38.19
PR-180		292.00	310.00	18.00	59.1	1.96	0.19	0.11	0.73	1.09	0.14	45.70
PR-181		319.44	332.00	12.56	41.2	1.88	0.17	0.11	0.70	1.05	0.13	43.29
PR-182		39.00	40.00	1.00	3.3	1.55	0.14	0.09	0.53	0.94	0.09	34.20
PR-183		89.70	100.83	11.13	36.5	1.30	0.16	0.11	0.53	0.66	0.11	35.45
PR-184		17.30	56.36	39.06	128.1	1.05	0.21	0.14	0.32	0.61	0.12	35.91
PR-184		206.00	234.00	28.00	91.9	1.37	0.14	0.09	0.51	0.76	0.10	33.60
PR-185		263.25	266.00	2.75	9.0	1.20	0.12	0.07	0.46	0.67	0.07	28.47
PR-185		278.00	280.94	2.94	9.6	1.58	0.15	0.09	0.66	0.82	0.10	38.18
PR-185		285.00	288.45	3.45	11.3	2.80	0.25	0.15	0.98	1.66	0.16	62.87
PR-185		294.00	302.00	8.00	26.2	1.42	0.16	0.10	0.57	0.71	0.14	36.52
PR-186		13.18	18.00	4.82	15.8	1.40	0.22	0.14	0.71	0.55	0.14	45.29
PR-186		39.50	42.00	2.50	8.2	2.68	0.11	0.10	0.96	1.54	0.18	46.79
PR-187		68.75	123.00	54.25	178.0	1.62	0.16	0.10	0.66	0.83	0.13	40.09
PR-188		3.85	22.00	18.15	59.5	1.71	0.15	0.12	0.80	0.72	0.19	41.94
PR-189		78.78	100.00	21.22	69.6	1.23	0.15	0.10	0.50	0.62	0.11	33.18
PR-190		5.55	10.00	4.45	14.6	1.10	0.16	0.10	0.58	0.42	0.10	34.48
PR-190		19.00	22.00	3.00	9.8	1.94	0.28	0.21	0.68	1.08	0.19	55.92
PR-191		15.00	45.04	30.04	98.6	1.49	0.16	0.09	0.66	0.73	0.10	38.18
PR-192		4.24	67.00	62.76	205.9	1.38	0.18	0.13	0.58	0.68	0.12	38.69
PR-193		30.00	48.00	18.00	59.1	1.39	0.15	0.12	0.59	0.69	0.11	36.53
PR-194		50.00	53.00	3.00	9.8	1.52	0.20	0.13	0.59	0.76	0.17	42.56
PR-194		77.00	106.00	29.00	95.1	1.32	0.18	0.13	0.53	0.70	0.10	38.05
PR-195		25.50	36.67	11.17	36.6	1.47	0.14	0.09	0.59	0.81	0.08	34.74
PR-196		24.00	56.00	32.00	105.0	1.50	0.16	0.10	0.60	0.81	0.09	37.39
PR-197		15.59	83.00	67.41	221.2	1.76	0.20	0.14	0.77	0.83	0.16	46.97
PR-198		42.00	105.00	63.00	206.7	1.66	0.18	0.12	0.73	0.80	0.13	43.04
PR-198	Incl.	47.00	56.00	9.00	29.5	2.48	0.23	0.15	1.10	1.23	0.16	59.86
PR-199		23.00	46.00	23.00	75.5	1.35	0.18	0.11	0.57	0.66	0.12	38.38
PR-199		27.00	30.00	3.00	9.8	2.09	0.27	0.18	0.88	1.01	0.19	59.23
PR-199		79.00	82.00	3.00	9.8	2.14	0.41	0.13	0.75	1.25	0.14	70.01
PR-200		55.00	58.23	3.23	10.6	1.67	0.20	0.14	0.78	0.68	0.21	47.11
PR-201		65.90	88.00	22.10	72.5	2.48	0.20	0.13	1.12	1.21	0.15	57.71
PR-201	Incl.	76.50	81.00	4.50	14.8	4.78	0.38	0.23	2.12	2.40	0.26	108.48
PR-201		112.30	156.98	44.68	146.6	1.83	0.21	0.14	0.85	0.86	0.13	49.53
PR-201	Incl.	112.30	118.00	5.70	18.7	3.03	0.26	0.16	1.54	1.30	0.19	74.52
PR-202		41.00	46.00	5.00	16.4	2.83	0.27	0.18	1.08	1.56	0.19	67.06
PR-202		106.00	124.00	18.00	59.1	1.53	0.15	0.10	0.72	0.69	0.12	38.84
PR-202		136.00	142.00	6.00	19.7	1.77	0.17	0.11	0.80	0.84	0.13	43.83
PR-203		37.00	44.00	7.00	23.0	1.44	0.14	0.10	0.66	0.70	0.08	36.15
PR-203		55.00	58.98	3.98	13.1	2.01	0.21	0.13	0.81	1.08	0.11	49.65
PR-204		37.01	39.00	1.99	6.5	1.59	0.20	0.12	0.63	0.92	0.05	43.18
PR-205		108.00	112.00	4.00	13.1	2.01	0.22	0.16	0.83	1.06	0.12	51.65
PR-205		130.00	142.00	12.00	39.4	1.87	0.16	0.09	0.74	1.01	0.12	42.12
PR-206		93.60	97.71	4.11	13.5	2.23	0.20	0.13	0.94	1.13	0.16	52.33
PR-206		111.00	114.80	3.80	12.5	1.40	0.19	0.14	0.63	0.60	0.17	41.83
PR-206		145.10	148.00	2.90	9.5	2.46	0.17	0.15	1.06	1.23	0.17	53.75
PR-207		46.00	50.70	4.70	15.4	1.95	0.19	0.16	0.87	0.97	0.12	49.47
PR-207		66.00	71.20	5.20	17.1	2.26	0.39	0.14	0.90	1.22	0.15	71.58
PR-207		111.00	114.00	3.00	9.8	1.77	0.20	0.12	0.68	0.92	0.16	45.59
PR-208		85.00	87.00	2.00	6.6	1.73	0.12	0.09	0.59	1.01	0.13	35.19
PR-208		108.00	110.00	2.00	6.6	1.52	0.12	0.07	0.59	0.84	0.09	33.07
PR-208		118.00	121.40	3.40	11.2	2.29	0.18	0.12	1.16	0.92	0.20	54.79
PR-208		177.00	188.00	11.00	36.1	1.80	0.18	0.10	0.80	0.82	0.18	45.37
PR-208		217.80	220.00	2.20	7.2	2.43	0.19	0.14	1.05	1.22	0.17	54.75
PR-209		48.02	53.28	5.26	17.3	1.81	0.12	0.08	0.72	1.01	0.09	36.84
PR-209		57.66	66.82	9.16	30.1	2.48	0.23	0.15	1.01	1.26	0.21	59.65
PR-209		98.00	105.00	7.00	23.0	1.37	0.12	0.09	0.58	0.72	0.08	32.25
PR-209		159.00	161.00	2.00	6.6	1.45	0.14	0.10	0.64	0.70	0.11	36.31
PR-210		6.50	20.28	13.78	45.2	1.98	0.13	0.09	1.01	0.83	0.14	44.54
PR-210		90.00	94.00	4.00	13.1	1.74	0.13	0.09	0.74	0.87	0.13	38.94

1 PGM = Platinum + Palladium + Gold
2 IMV = In-Situ Metal Value. Gross in-situ metal value dollar amounts are provided for the reader's convenience to facilitate comparison of the polymetallic nature of the mineralization. These gross amounts do no take into consideration mining and processing costs and have no economic significance. The gross in-situ dollar values have been calculated using the following commodity prices: Pt $US 700/oz; Pd $US 200/oz; Au $US 385/oz; Ni $US 4.50/lb; Cu $US 0.90/lb.